UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                FORM 12b-25



                        NOTIFICATION OF LATE FILING




Form 10-Q  For the Period Ended:  March 31, 1994
Commission File Number: 1-5064


PART I -- REGISTRANT INFORMATION


                               JOSTENS, INC.
                         (Full name of registrant)

          5501 Norman Center Drive, Minneapolis, Minnesota  55437
      (Address of principal executive offices)     (Zip Code)



PART II -- RULES 12b-25(b) AND (c)


 X    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X    (b)   The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date;
            and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

      Due to the complexity of certain previously announced charges taken in the third quarter of FY 1994, the Company is continuing to review the impact relative to presentation and disclosure on its financial statements of such charges.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

                    Orville E. Fisher, Jr.    (612) 830-3241

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? Yes

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes

            As previously announced, sales from continuing opera-tions in the quarter were $158.7 million, compared with $164.6 million in the third quarter a year earlier. Net income for the third quarter was $1.7 million, or 4 cents per share, compared with restated net income of $4.6 million, or 10 cents per share, a year earlier.


            In the third quarter, the Company recorded a non-cash charge of $10.1 million, or 22 cents per share, after taxes, to update accounting estimates involving obsolete inventory, sale force receivables and bad debts.


                               JOSTENS, INC.
               (Name of Registrant as Specified in Charter)


has caused this Notification to be signed on its behalf by the undersigned hereunto duly authorized.




                                          By:/s/Robert C. Buhrmaster
                                                Robert C. Buhrmaster
                                                President and Chief Executive
                                                Officer

Dated:  May 16, 1994